Exhibit 2.5

Summary of the Warrants (Series 4) issued by the Registrant
its Rights Offering, completed on December 29, 2015

1.	General

1.1.	Each Warrant (Series 4) is exercisable into one ordinary share, par value NIS 0.01 each, on any trading day, as of the date they are registered on the Tel Aviv Stock Exchange and until May 4, 2019 (inclusive) (such exercise period, the “Exercise Period”), subject to the adjustments specified below, in exchange for a cash payment of the exercise price as follows: (A) during the period until August 4, 2017 (inclusive) – an exercise price per share of NIS 1.642; (B) during the period from August 5, 2017 (inclusive) and until the end of the Exercise Period – an exercise price of NIS 1.745 (the applicable exercise price, the “Exercise Price”).

1.2.	A Warrant (Series 4) that is not exercised by May 4, 2019 shall be null and void and will automatically expire and shall not confer to its holder any rights.

1.3.	The Warrants (Series 4) may not be exercised on the effective date of (i) a distribution of bonus shares, (ii) a rights offering, (iii) the distribution of a dividend, (iv) a reverse share split, (v) a forward share split or (vi) a reduction in share capital (each of the above, a “Company Event”). Should the ex date of the Company Event occur prior to the effective date of the Company Event, no exercise shall be executed on the aforesaid ex date.

2.	Covenants

During the Exercise Period and for so long as all of the Warrants (Series 4) have not been exercised:

2.1.	The Company shall maintain a sufficient number of ordinary shares in its registered capital to ensure the exercise rights of the holders of the Warrants (Series 4) and if necessary, the Company shall effect an increase in its registered capital.

2.2.	If the Company consolidates the ordinary shares in its issued share capital or distributes them in a secondary distribution, the number of shares issuable upon the exercise of the Warrants (Series 4) shall be decreased or increased, as applicable, following such event. In such case, a holder of Warrants (Series 4) will not be entitled to receive a fraction of a complete share and the treatment of fractional shares that are created shall be determined by the Company’s Board of Directors at its sole discretion.

2.3.	Within one business day after an adjustment as described below, the Company shall publish a notice in two daily newspapers in the Hebrew language with widespread distribution in Israel regarding the right of holders of the Warrants (Series 4) to exercise their Warrants (Series 4) while indicating the “Exercise Price” and the “Exercise Period” applicable to the Warrants (Series 4) at such time.

2.4.	Additionally, no later than three weeks and no earlier than four weeks, prior to the expiration of the Exercise Period of the Warrants (Series 4), the Company shall publish an immediate report and give written notice to all registered holders of the Warrants (Series 4) regarding the expiration of the Exercise Period.

2.5.	The notice shall also state that the right to exercise the Warrants (Series 4) shall no longer be in effect after the expiration of the Exercise Period and that following such date, the Warrants (Series 4) shall be null and void. In the event of any extension of the Exercise Period, which shall be made within a reasonable period of time in advance prior to the expiration of the Exercise Period, the Company shall publish and give notice at the beginning of the month in which the additional Exercise Period expires.

2.6.	The Company shall make copies of its periodic reports and interim financial statements available at its registered office during regular business hours. At the request of a registered holder of a Warrant (Series 4), the Company shall send such holder a copy of such reports and statements to the address provided by such holder.

2.7.	The Company shall not adopt a resolution and shall not declare a distribution of a dividend, bonus shares or rights to purchase securities with an effective date that precedes the date of the resolution and the effective date shall not be less than six (6) trading days after the adoption of the resolution or declaration thereof.

2.8.	In the event a resolution is adopted to effect a voluntary liquidation of the Company, the Company shall publish an immediate report regarding such resolution and the Company shall also publish notice regarding such resolution in two daily newspapers in the Hebrew language with widespread circulation in Israel. Any holder of Warrants (Series 4) shall be considered as having taken advantage of his exercise right prior to the adoption of the resolution (without first needing to pay the Exercise Price) unless written notice of his waiver of such right is given to the Company with thirty (30) days from the date of publication of the notice. If the holder of a Warrant (Series 4) does not provide such notice within said period of time, the holder shall be entitled to the amount he would have received upon liquidation of the Company as a holder of shares as a result of the exercise of the Warrants (Series 4) in his possession for shares immediately prior to the adoption of the resolution to liquidate, after deducting the Exercise Price with respect to those same Warrants (Series 4) from the proceeds he shall receive from his share in the liquidation, if any such balance is available for distribution.

3.	Manner of Exercise

Registered holders of the Warrants (Series 4) shall be entitled, during the Exercise Period, to exercise the Warrants (Series 4) in consideration of payment of the Exercise Price in cash, as follows:

3.1.	Any holder of a Warrant (Series 4) (the “Applicant”) who wishes to exercise his right to acquire the shares to which he is entitled upon the exercise of the Warrants (Series 4), shall file by way of the banks, by way of any other members of the Tel Aviv Stock Exchange (if he is an unregistered holder) or directly (if he is a registered holder of Warrants (Series 4)), in the manner described below, a written application in the form stipulated by the Company (the “Exercise Notice”) together with the allocation letters relating to the Warrants (Series 4) in addition to a cash sum equal to the Exercise Price for each Warrant (Series 4) that the holder wishes to exercise. The Exercise Price and number of shares which the holder of each Warrant (Series 4) shall be entitled to acquire in consideration of the Exercise Price shall be adjusted as described below.

3.2.	The exercise date shall be deemed to be the date on which the Exercise Notice is duly delivered to the Company in the event of direct delivery and, in the event of delivery by way of members of the Tel Aviv Stock Exchange, the date on which the Tel Aviv Stock Exchange Clearinghouse receives notice from the Tel Aviv Stock Exchange member about the exercise of the Warrants (Series 4).

3.3.	The Applicant must sign, at any time required by the Company or by the applicable registration company, any additional document required by law and the Company’s articles of association in order to give effect to the allocation of the shares issuable upon the exercise of the Warrants (Series 4).

3.4.	The Company’s Board of Directors has the authority to empower any person it sees fit to sign in the name of the Applicant and on his behalf, any document required for the purpose of issuance of the shares issuable upon exercise of the Warrants (Series 4).

3.5.	If the Applicant does not fulfill all of the conditions for exercising the Warrants (Series 4), in full, and such conditions cannot be fulfilled by whomever the Board of Directors appoints as aforesaid, then the Exercise Notice shall be considered null and void and the letters of allocation of Warrants (Series 4) and the consideration attached to the Exercise Notice shall be returned to the Applicant within two business days of the Company’s determination that the notice is void.

3.6.	The Exercise Notice may not be canceled or modified. No right to a partial exercise of Warrants (Series 4) shall be granted but a letter of allocation of Warrants (Series 4) may be split or transferred or waived as further described below.

3.7.	If the expiration of the Exercise Period falls on a day which is not a trading day, the expiration of the Exercise Period shall be postponed to the next trading day immediately thereafter.

4.	Unregistered Holders

Any person holding Warrants (Series 4) through a bank or any other Tel Aviv Stock Exchange members shall provide the Exercise Notice to the applicable bank or Tel Aviv Stock Exchange member and the exercise of the Warrants (Series 4) shall be subject to the Bylaws of the Tel Aviv Stock Exchange Clearinghouse, as amended from time to time.

5.	Share Certificates Etc.

5.1.	No later than two trading days after the Exercise Date, the Company shall issue the shares issuable upon the exercise of the Warrants (Series 4) by way of issuance of share certificates in the name of the applicable registration company and, in light of the requirement for the approval of the registration for trading of the shares on the Tel Aviv Stock Exchange, following their issuance, the Company shall submit an application to the Tel Aviv Stock Exchange that the shares be registered for trade on the Tel Aviv Stock Exchange as soon as possible thereafter.

5.2.	In accordance with the Tel Aviv Stock Exchange Bylaws, all shares issuable upon the exercise of the Warrants (Series 4) shall be registered in the register of shareholders in the name of the registration company.

5.3.	The Applicant shall not be entitled to any fractional share; however, fractional shares shall be sold by the Company on the Tel Aviv Stock Exchange during a period of 30 days from the date on which a quantity which the Company considers reasonable for sale are formed. The consideration paid to each entitled party shall be the net consideration after deduction of the expenses of the sale and the consideration due to the Company with respect to the exercise of such shares and after deducting any other applicable fees and levies and such consideration shall be paid to the entitled party within fourteen (14) days of the date of sale. A check shall not be sent to an entitled party in a sum of less than NIS 50 and it shall be possible to receive these sums at the offices of the Company during regular work days and hours after coordinating in advance. An entitled party who does not arrive at the offices of the Company to receive such sums within twelve (12) months of the date of sale shall lose his right to such sums.

6.	Transfer and Split of Warrants (Series 4)

6.1.	Transfer

The letters of allocation of the Warrants (Series 4), demonstrating ownership thereof, may be transferred or waived provided that an appropriate transfer deed is submitted to the Company. The transfer deed shall be in a format similar to a share transfer deed. Those sections of the Company’s articles of association that apply to the transfer of shares shall apply, mutatis mutandis, to the transfer of letters of allocation of Warrants (Series 4). The transfer deed shall be delivered for registration in the Company’s registered office together with the Warrants (Series 4) as well as with all of the expenses involved in the transfer, including the amount required in order to pay any applicable stamp tax and other governmental levies. The Board of Directors may require any proof that it sees fit regarding ownership by the transferor and his right to transfer the Warrants (Series 4). The Board of Directors may refuse to register transfers where the associated transfer deed is not duly stamped.

6.2.	Split

Any letter of allocation of Warrants (Series 4) may be split into a number of letters of allocation provided that the total number of the Warrants (Series 4) included therein is equal to the number of Warrants (Series 4) included in the letter of allocation whose split is requested and provided that every letter shall address complete Warrants (Series 4). The split shall be made according to a split request signed by the registered holder of that same letter of allocation together with the letter of allocation whose split is requested. All expenses involved in the split, including any applicable stamp tax and other mandatory payments, shall apply to the party requesting the split.

7.	Expiration of Warrants (Series 4)

7.1.	A Warrant (Series 4) that is exercised shall expire as of the date of the allocation of the shares issuable upon the exercise thereof and shall not grant its holder any right other than the right to receive the such shares.

7.2.	A Warrant (Series 4) that is not exercised prior to the expiration of the Exercise Period (i.e. a Warrant (Series 4) for which an Exercise Notice, the Exercise Price, and the letter of allocation, are not received by the Company prior to such date), shall not grant any right and shall expire on such date.

8.	Rights of Shares Issued upon Exercise of the Warrants (Series 4)

The share issuable upon the exercise of the Warrants (Series 4) shall be equal in rights to the rights of the ordinary shares that shall exist in the Company’s issued equity on the date of their allocation and shall entitle the holders thereof to participate in all cash dividends or bonus shares and any other distribution for which the effective date for the right to their receipt is after the Exercise Date.

9.	Adjustments

The following is an overview of the adjustments that shall be made to the Warrants (Series 4) in the event of a distribution of bonus shares, participation in a rights offerings, or a distribution of a cash dividend:

9.1.	Distribution of Bonus Shares

If during the Exercise Period, the Company distributes bonus shares, the rights of the holders of the Warrants (Series 4) shall be maintained such that the number of shares issuable upon the exercise by a holder of a Warrant (Series 4) shall be increased or decreased by the number of shares of that same class which the holder of the Warrant (Series 4) would have been entitled to receive as bonus shares had he exercised the Warrant (Series 4) on the last trading day prior to the ex date for the issuance of the bonus shares. The Exercise Price shall not change as a result of the addition of said shares. In the event of adjustments as described above, the holder of a Warrant (Series 4) shall not be entitled to receive any fractional share, and the treatment of such fractional shares shall be as described above. The adjustment method described above may not be modified. The Company shall give notice of the adjusted exercise ratio in an immediate report prior to the opening of trading on the trading day on which the ex bonus shares shall be traded.

9.2.	Rights Offering

If during the Exercise Period, the Company offers the Company’s shareholders rights to purchase any securities, the number of shares issuable upon the exercise of the Warrants (Series 4) shall be adjusted to the bonus rights component, as expressed in the ratio between the closing price of the share on the Tel Aviv Stock Exchange on the last trading day prior to the “ex” date for the issuance of the rights and the base price of the “ex rights” share. The Company shall give notice of the adjusted exercise ratio in an immediate report prior to the opening of trading on the trading day on which the “ex rights” shares are first traded. The adjustment method described above may not be modified.

9.3.	Distribution of a Dividend

If during the Exercise Period, the Company distributes a dividend, the Exercise Price shall be reduced by the amount of the dividend in shekels. The Company undertakes to give notice of the adjusted Exercise Price in an immediate report prior to the opening of trading on the trading day on which the “ex dividend” shares are first traded. The adjustment method described above may not be modified.

10.	Amendments

10.1.	Upon prior approval of a resolution adopted by a majority of 75% of those voting at a separate general meeting of holders of the Warrants (Series 4), the Company may effect any amendment, modification, or rearrangement of the rights or terms of the Warrants (Series 4).

Notwithstanding the foregoing, in accordance with the Tel Aviv Stock Exchange Bylaws, the terms of the Warrants (Series 4) that relate to the Exercise Period, the Exercise Price and terms of the adjustments to be made following the distribution of bonus shares, rights or dividends, may not be amended, other than changes to the Exercise Period, Exercise Price and/or linkage terms of the Warrants (Series 4) in the framework of an arrangement or settlement proceeding under Section 350 of the Companies Law, 1999. Additionally, in accordance with the Tel Aviv Stock Exchange Bylaws and Guidelines, the Company may amend the Exercise Price in the context of a Split or Merger of the Company, provided that such amendments only include those required by such proceeding and subject to the Exercise Price not less than the par value of the Exercise Shares.

In accordance with the Tel Aviv Stock Exchange Bylaws and Guidelines, a “Split” means, in this context – (i) a transaction in which a company distributes shares which it holds in another company to its shareholders or a (ii) transaction pursuant to which a company transfers assets and liabilities to a new company established for the purpose of the Split and the shareholders in the new company also consist of shareholders in the company transferring the assets and liabilities, provided that the terms of the Split are equal for all of the Company’s shareholders.

In accordance with the Tel Aviv Stock Exchange Bylaws and Guidelines, a “Merger” means, in this context – a transaction in which a company’s shares are transferred to another company or a process pursuant to which the company transfers all of its assets and liabilities to another company, provided that the securities of the company whose shares or assets are transferred are removed from trade on the Tel Aviv Stock Exchange and the terms of the Merger are equal for all of the Company’s shareholders.

10.2.	All provisions of the Company’s articles of association in regard to the general meeting of the shareholders, the majority required to approve resolutions and voting rights, shall apply, mutatis mutandis, to general meetings of holders of the Warrants (Series 4). At each general meeting of holders of Warrants (Series 4), each Warrant (Series 4) shall have one vote with respect to each Warrant (Series 4) held thereby. Voting at general meetings of holders of Warrants (Series 4) shall be made by a count of votes.

11.	Ledger of Holders of Warrants (Series 4)

The Company shall maintain a ledger with an up-to-date list of holders of Warrants (Series 4) at its registered office. The Company shall be entitled to close the ledger and not permit transfers for periods not exceeding 30 days per year.

12.	Registration

The Company shall only recognize ownership by the holder in whose name a Warrant (Series 4) is registered in the ledger of holders of Warrants (Series 4) and the Company shall not be obligated to register in the ledger or recognize any trust, whether express or implied, or any lien or pledge of any kind whatsoever or any beneficial right in connection with the Warrants (Series 4). The Company shall recognize any registered holder of a Warrant (Series 4) as being entitled to the Warrant (Series 4), free of any right of offset, right of counterclaim, or beneficial right between the Company and a prior holder, including the original holder of that same Warrant (Series 4).

13.	Heirs

The Company shall recognize as the holders of any right to a Warrant (Series 4), the executors of the will and administrators of the estate of a sole holder of a Warrant (Series 4) who has passed away, or if there are no executors of the will or administrators of the estate, the Company shall recognize only those persons who have a right to the Warrant (Series 4) as the heirs to the sole holder of the Warrant (Series 4) who passed away). In the event of the death of one or more joint holders of a Warrant (Series 4), the Company shall only recognize the person or persons remaining alive as the owner of any right to the Warrant (Series 4) or as its beneficiary. Any person who became entitled to the Warrant (Series 4) as the result of the death or bankruptcy of the holder of a Warrant (Series 4) shall have the right, after having presented the Company with the evidence required of him by the Company’s Board of Directors from time to time, to be registered as the holder of the Warrant (Series 4) or, subject to the terms of the Warrant (Series 4), to transfer the Warrant (Series 4).

14.	Notices

Any notice from the Company to holders of the Warrants (Series 4), including the holders of Warrants (Series 4) registered in the ledger of holders of Warrants (Series 4), shall be given by way of publication of an immediate report on the MAGNA website of the Israel Securities Authority and such notice shall be deemed to have been delivered to the holders of the Warrants (Series 4) on the date of said immediate report.

Notwithstanding the foregoing, where required by law, the Company shall also publish, in addition to an immediate report, a notice in two daily newspapers in the Hebrew language with widespread circulation in Israel and the notice shall be deemed to have been delivered to the holders of the Warrants (Series 4) on the earlier of the date of the immediate report or the date of publication of newspaper notice.

15.	Purchase of Warrants (Series 4) by the Company and its Subsidiaries

The Company reserves the right, subject to applicable law, to purchase and/or sell, directly or by means of a subsidiary thereof, by way of the Tel Aviv Stock Exchange, at any time and at any price, any Warrants (Series 4) that shall be in circulation from time to time. Such Warrants (Series 4) acquired by the Company or subsidiary thereof shall be deemed to be an asset of the Company or subsidiary. The shares issuable upon the exercise of the Warrants (Series 4) and held by the Company or the subsidiary shall be offered to the public as shares by way of a prospectus or private placement, in accordance with applicable law.